Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION

ANHEUSER-BUSCH COMPANIES, INC., a Delaware corporation (the “Corporation”), hereby certifies as follows:

1. The Board of Directors of the Corporation adopted the following resolution on December 15, 2005:

RESOLVED, That this Board of Directors directs that an amendment providing for declassification be submitted to the stockholders for their approval at the 2006 Annual Meeting of Stockholders, and this Board recommends that the stockholders approve such amendment. Such amendment shall cause Article FIFTH of the Restated Certificate of Incorporation to be amended in its entirety to read as set forth below:

FIFTH: The business and affairs of the Corporation shall be under the direction of a Board of Directors consisting of not less than three or more than twenty-one directors, the exact number of directors to be determined from time to time by resolution adopted by the affirmative vote of a majority of the entire Board of Directors.

Commencing with the 2007 annual meeting of the stockholders, directors shall be elected annually for terms of one year and shall hold office until the next succeeding annual meeting and until his or her successor shall be elected and shall qualify, but subject to prior death, resignation, retirement, disqualification or removal from office. Directors elected at the 2004 annual meeting of stockholders shall hold office until the 2007 annual meeting of stockholders; directors elected at the 2005 annual meeting of stockholders shall hold office until the 2008 annual meeting of stockholders and directors elected at the 2006 annual meeting of stockholders shall hold office until the 2009 annual meeting of stockholders, and in each case until their successor shall be elected and qualify but subject to prior death, resignation, retirement, disqualification or removal from office.

Any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, provided that a quorum is present, and any other vacancy occurring in the Board of Directors may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected or appointed to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred or preference stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of directors shall be governed by the terms of this Restated Certificate of Incorporation applicable thereto.

2. At the annual meeting of the stockholders of the Corporation, which was called and held upon notice in accordance with Section 222 of the General Corporation Law of Delaware, a majority of the outstanding stock entitled to vote thereon was voted in favor of the amendment set forth above.

3. Accordingly, the amendment set forth above has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of Delaware.

IN WITNESS WHEREOF, JoBeth G. Brown, Vice President and Secretary of the Corporation, has signed this Certificate of Amendment on April 26, 2006.

ANHEUSER-BUSCH COMPANIES, INC.

By: /s/ JoBeth G. Brown
                                                                                  JoBeth G. Brown
                                                                                  Vice President and Secretary

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